

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada L3R 5B4

> **Re: Kallo Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed June 13, 2014**
> **File No. 0-53183**

Dear Mr. Cecil:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Previous independent registered public accounting firm

1. We reviewed Exhibit 16.1 and note that your former accounting firm did not issue any report on any financial statements for the period January 1, 2013 through March 31, 2014. Please revise your disclosure in the first and second paragraphs accordingly.

2. Please explain to us why the matter discussed in paragraph 1 of the letter from your former accounting firm dated June 11, 2014 filed as Exhibit 16.1 is not disclosed as a disagreement in accordance with paragraph (a)(1)(iv) of Item 304 of Regulation S-K or as a reportable event in accordance with paragraph (a)(1)(v) of Item 304 of Regulation S-K, or provide the required disclosures.

3. Please file an updated letter from Schwartz Levitsky Feldman LLP as Exhibit 16 in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comment or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief